Exhibit DD

43.  Attach as Exhibit DD policies and procedures relating to the applicant's calculation of positions.

Please also refer to Exhibit GG1, which provides narrative descriptions of the DDR credit equity, and rates matrices.

As described in Exhibit GG1, DDR receives certain data provided by reporting sides pursuant to Commission rules 901(c), (d), and (e) for security-based swaps.  Each executed security-based swap, distinguished by its unique transaction identifier ("UTI"), is referred to by DDR as a "trade."

Trade records are comprised of a series of messages, each referred to as a "transaction."  Examples of transactions include, for example, terminations, amendments, and novations.  DDR receives transaction data and records that information by UTI.  Each transaction data report is incorporated into the full trade record for a UTI and, over the course of the life of a trade, subsequent lifecycle event reporting is added to the trade's record.

On a daily basis, for each open UTI, the standard position calculation algorithm reviews a trade's cumulative set of transactions to aggregate and net these discrete submissions to calculate the final end of day position for a specific trade.  DDR refers to this information as a trade's "position."

DDR then consolidates individual trade position information into "aggregate positions" for all open trades for which DDR maintains records.  This information is reported on a daily basis in the format below and allows for aggregation by the asset class-specific attributes noted in each table.

Aggregate position reports are created once a day during the DDR batch cycle which starts at 04:00 EST in the US Data Center.

DDR's standard reports include header records containing both the business date for which the report was generated and also the actual date that the report ran.  DDR daily reports provide the following aggregate position information for all reporting parties with open security-based swaps.

Underlying Asset Identifier Type
Underlying Asset ID Underlying Asset Name
Reporting Party Buy Contracts
Sell Contracts
Buy Notional (USDEQ)
Sell Notional (USDEQ)
Gross Notional (USDEQ)
Net Notional (USDEQ)